EXHIBIT D

Single insured fidelity bonds in the following amounts would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:

Investment Company	Assets as of 3/31/2006	Minimum Required Coverage

Quant Funds
Small Cap Fund	$112,607,148	$525,000
Growth and Income Fund	$61,049,556	$400,000
Emerging Markets Fund	$148,367,292	$525,000
Foreign Value Fund	$457,302,264	$750,000